■ Sit Investment Associates, Inc. ■

Investment Outlook & Strategy

October 9, 2008

EXECUTIVE SUMMARY

U.S. capital markets declined sharply in September, as the global financial crisis worsened and the economy showed further weakness. In fixed income markets, reflecting a "flight to quality," credit spreads widened to record levels for corporate and high yield securities, and municipal bonds fared even worse due to concerns about the health of bond insurance companies. The final estimate of second quarter real GDP growth was revised lower to +2.8 percent from +3.3 percent previously, and we now expect the economy to contract during the next few quarters. Consumer spending has slowed to +1.0 percent growth in recent quarters and likely turned negative in the third quarter. The Federal Reserve has taken an unprecedented number of actions to increase liquidity and stabilize the housing and financial markets. In taxable fixed income portfolios, one area we are emphasizing is securities that will benefit from an intermediate term housing market recovery. In municipal bond portfolios, we remain focused on finding opportunities to increase portfolio yields in sectors and securities with stable longer term credit outlooks, while managing risk through diversification. On October 3rd, Washington passed a $700 billion financial market rescue plan, which should add further stability by enabling the Treasury to buy troubled assets from financial institutions reeling from the subprime mortgage mess. We are maintaining well-diversified equity portfolios, and we continue to favor high quality, more defensive, unit growth companies, particularly in the healthcare and technology sectors.

CURRENT CONDITIONS: economy weakens and financial crisis deepens

U.S. capital markets declined sharply in September, as the financial crisis deepened and the latest economic data showed further weakness. On September 29th, equity indices tumbled the most since 1987 in response to the failure of the House of Representatives to pass the Troubled Asset Relief Program (TARP) (see Exhibit A). For the month, most broad equity indices were down between -6 percent and -12 percent, with medium capitalization issues performing the worst. In early October, the stock market has continued to sell off on growing doubts that government actions to address the global financial crisis will succeed and on increasing recession fears.

Total Returns to 9/30/08

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
Large Cap				
S&P 500 Index	-8.9%	-8.4%	-19.3%	-22.0
Dow Jones Ind'l Avg.	-5.8	-3.7	-16.6	-19.9
Russell 1000 Index	-9.5	-9.4	-19.5	-22.1
Small/Medium Cap				
NASDAQ OTC Comp.*	-12.1	-9.2	-21.5	-22.9
S&P MidCap Index	-10.7	-10.9	-14.3	-16.7
Russell 2000 Index	-8.0	-1.1	-10.4	-14.5
Fixed Income				
Lehman Agg. Index	-1.3	-0.5	0.6	3.7
Lehman Muni Bond Ind.	-4.7	-3.2	-3.2	-1.9

*price only

Regarding the bond market, reflecting a "flight to quality," credit spreads (versus Treasuries) widened dramatically in September, resulting in record spreads for corporate and high yield securities. Municipal bonds fared particularly badly, due to concerns about the health of bond insurance companies (e.g., Ambac, FGIC, MBIA), which insure nearly half of all the tax-exempt bonds outstanding. A summary of major index returns is presented in the adjacent table, and additional detail is provided in Exhibit B.

Across all market capitalizations, growth issues did worse than their value counterparts in September, as stocks with defensive financial characteristics performed relatively better. These traits included low earnings growth, low beta, high dividend yield and high quality (i.e., high ROE, high S&P common stock rating), characteristics which are not typically associated with growth stocks. In addition, with slowing economic growth overseas and a strengthening dollar, stocks with low foreign sales outperformed last month. Stock market performance, categorized by several important financial characteristics for recent periods over the past 21 months, is shown in Exhibit C.

Growth and Value Stock Total Returns to 9/30/08

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
Large Cap				
Russell 1000 Growth	-11.6%	-12.3%	-20.3%	-20.9%
Russell 1000 Value	-7.4	-6.1	-18.9	-23.6
Mid Cap				
Russell Midcap Growth	-15.3	-17.8	-23.4	-24.7
Russell Midcap Value	-9.1	-7.5	-15.5	-20.5
Small Cap				
Russell 2000 Growth	-11.3	-7.0	-15.3	-17.1
Russell 2000 Value	-4.7	5.0	-5.4	-12.3

Regarding industry sector performance within the broad Russell 3000 Index, 6 out of 18 sectors outperformed in September, compared to 11 in August. Their collective weight decreased to 41.7 percent from 59.7 percent, as the producer manufacturing, electronic technology, and technology services groups lagged last month. Year to date, 7 out of 18 sectors have outperformed, led by the consumer non-durables, health technology and energy minerals groups, among sectors of size. We continue to emphasize these groups in client portfolios. Full details of sector performance are outlined in Exhibit D.

All global equity markets had negative returns in September, amid a stronger U.S. dollar, with the greatest weakness in the Latin America region, where Brazil was down -20.9 percent on a U.S. dollar return basis. At the end of September, the U.S. ranked 2nd out of 33 world markets year to date, gaining two positions from the end of August (see Exhibit E).

The Federal Reserve's U.S. trade-weighted major currencies dollar index, on average, was up +1.9 percent in September from August and is up +7.4 percent from its trough in March 2008 (see Exhibit F). The U.S. dollar has rallied in reaction to the collapse in crude oil prices (and other commodity prices) and worsening international economic prospects and has regained its traditional "safe-haven" status. On September 10th, the European Union cut its economic growth forecast for 2008 and projected several major European economies will slip into recession, namely, Germany, the U.K. and Spain. To stimulate growth, other developed countries are allowing their currencies to weaken to promote trade and their central banks have begun to cut short-term interest rates. We expect the U.S. dollar to continue to edge higher in the near term.

Turning to the U.S. economy, the final estimate of second quarter real GDP growth was revised down to +2.8 percent from the second ("preliminary") estimate of +3.3 percent. There were several meaningful adjustments to the major GDP components between the preliminary estimate and the final report, and those adjustments netted out to a downward revision of -$12.9 billion. The lower level of 2Q08 GDP growth was largely due to a -$10.9 billion downward revision to consumer spending. In addition, there was a somewhat wider net export deficit than estimated a month ago (-$4.7 billion impact) and a slightly faster pace of inventory liquidation (-$1.2 billion). These were partially offset by a $2.7 billion upward revision in residential investment.

Dollars (Bil) of Real GDP Change

	3Q07 Revised	4Q07 Revised	1Q08 Revised	2Q08 Final
Personal Con. Expenditures	$41.2	$19.7	$17.9	$25.2
Nonresid. Fixed Invs.	29.1	11.8	8.4	8.7
Residential Invs.	-26.4	-33.7	-28.6	-13.4
Inventory Change	18.8	-24.1	-2.1	-40.4
Net Exports	59.4	27.3	22.5	80.7
Government	18.9	4.1	9.7	19.8
Residual	-6.7	-10.1	-2.5	0.8
Total	$134.3	-$5.0	$25.3	$81.4
% Change in Real GDP (ann.)	4.8%	-0.2%	0.9%	2.8%
% Change in Real Final Sales (ann.)	4.0%	0.8%	0.9%	4.4%
% Change in GDP Deflator (ann.)	1.5%	2.5%	2.6%	1.3%

The table on the preceding page displays dollar changes in real GDP components over the past four quarters, and the following table shows the contributions to GDP growth for the same periods. The dominant role of net exports in the latest quarter and the surprising decrease in the negative contribution of housing are shown in the table. Year-over-year changes in the major components of real GDP are contained in Exhibit G.

Contributions to Percent Change In U.S. Real GDP

	3Q07 Rev.	4Q07 Rev.	1Q08 Final	2Q08 Final
Personal Cons. Exps.	1.44%	0.67%	0.61%	0.87%
Nonresid. Fixed Invs.	0.91	0.36	0.26	0.27
Residential Invs.	-1.06	-1.33	-1.12	-0.52
Inventory Change	0.69	-0.96	-0.02	-1.50
Net Exports	2.03	0.94	0.77	2.93
Government	0.75	0.16	0.38	0.78
Total GDP Growth	4.76%	-0.16%	0.88%	2.83%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

As a result of the accelerated credit market strains and economic pressures in recent months, we now expect the economy to contract during the next few quarters. Consumer spending, which accounts for roughly 70 percent of total GDP, has slowed to around +1.0 percent growth in recent quarters and likely declined in the just-completed third quarter. Nonresidential fixed investment remains positive, but has slowed markedly. Residential investment will probably be a drag on the economy for the rest of the year and into the first part of 2009, although there is likely to be continued sequential quarterly improvement. Inventories have been drawn down five of the past six quarters, including -$50.6 billion in second quarter 2008. They will need to be rebuilt at some point.

Personal income increased +0.5 percent in August; however, real disposable personal income fell -0.9 percent (+0.5 percent excluding rebates) and real personal consumption expenditures were flat. Exhibiting a significant slowdown in recent months, the level of real PCE for August was a paltry +0.1 percent above the year ago pace, as shown in the table below:

Consumer Income and Spending Year-Over-Year Percent Change

		Nominal			Real
		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2006	Sept.	6.3	5.7	5.1	3.0
	Dec.	6.4	5.6	5.6	3.2
2007	Mar.	6.7	6.1	5.6	3.0
	June	6.0	5.2	5.4	2.9
	Sept.	6.1	5.5	5.6	**2.9**
	Oct.	6.0	5.4	5.4	**2.2**
	Nov.	5.9	5.5	6.3	**2.5**
	Dec.	5.4	5.2	5.5	**1.9**
2008	Jan.	4.7	4.5	5.3	**1.7**
	Feb.	4.1	4.0	4.7	**1.2**
	Mar.	3.9	3.9	5.0	**1.5**
	Apr.	4.2	4.3	4.8	**1.3**
	May	5.9	10.1	5.0	**1.4**
	June	5.7	7.7	5.2	**1.1**
	July	4.5	6.2	4.9	**0.4**
	Aug.	4.6	4.8	4.6	**0.1**

Our sensitivity analysis leads us to conclude that real consumer spending for the third quarter of 2008 fell roughly -2 percent

compared to +1.2 percent growth in 2Q08. Specifically, as shown in the following table, if real PCE is unchanged in September, as was the case in August, the result would be a -2.3 percent quarterly annualized decline for the third quarter. If September real PCE grows +0.2 percent, the quarterly result would still be negative in the amount of -2.0 percent.

U.S. Real Personal Consumption Expenditure Projections

	Case 1 Index (+0.0%)	Annual. Qtrly Change	Case 2 Index (+0.2%)	Annual. Qtrly Change
Dec. 2008 Proj	8293.30	0.0%	8359.85	2.2%
Nov. 2008 Proj.	8293.30		8343.16	
Oct. 2008 Proj.	8293.30		8326.51	
Sept. 2008 Proj.	8293.30	-2.3%	8309.89	-2.0%
Aug. 2008 Proj.	8293.30		8293.30	
July 2008 Proj.	8293.00		8293.00	
June 2008 Proj.	8334.40	1.2%	8334.40	1.2%
May 2008 Act.	8355.10		8355.10	
Apr. 2008 Act.	8334.60		8334.60	
Mar. 2008 Act.	8326.20	0.9%	8326.20	0.9%
Feb. 2008 Act.	8304.60		8304.60	
Jan. 2008 Act.	8317.30		8317.30	
Dec. 2007 Act.	8307.20	1.0%	8307.20	1.0%
Nov. 2007 Act.	8311.80		8311.80	
Oct. 2007 Act.	8275.60		8275.60	

One of the most significant factors impacting consumer spending is the jobs market, and the outlook for employment continues to weaken. September payrolls fell -159,000, the largest decline in jobs since March 2003. So far this year, payrolls are down -760,000. The weakness last month was broad-based, as goods-producing employment declined -77,000 and service-producing employment fell -82,000. Although payroll growth is only one of the four monthly measures used by the National Bureau of Economic Research (NBER) in dating recessions, the payroll series is exhibiting behavior typical of recessions. The September unemployment rate was unchanged at 6.1 percent, but appears likely to move higher in coming months. With slow job creation, once workers become unemployed, they are staying unemployed. Also, people entering or re-entering the labor force are not finding a receptive job market.

General price inflation was tame in August, after several months of worrisome increases (see Exhibit H). The headline Producer Price Index declined -0.9 percent in August, restrained by a sharp -4.6 percent drop in energy prices. Core PPI was up +0.2 percent, driven by a +0.4 percent rise in pharmaceuticals. This translated to year-over-year increases of +9.6 percent and +3.6 percent, respectively, both near cyclical highs.

The August Consumer Price Index eased -0.1 percent, the first decline since October 2006. A -3.1 percent drop in energy prices was the main factor behind the decline, while food price gains slowed to up +0.6 percent. Food price increases have begun to moderate, particularly among categories that have seen rapid rises. Core CPI was up +0.2 percent, mostly on higher prices for apparel and recreation (both up +0.5 percent). It was restrained by a -0.4 percent drop in motor vehicle prices. Year-over-year, the August total CPI increase slowed to +5.4 percent from +5.6 percent. This rate remains near the 1991 highs, but given the weak economic outlook, downward pressure is likely to continue. Recent trends in the CPI, including core CPI, are shown in the following table:

U.S. CPI Trends – Percent Change

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
December 2006	-2.2%	-1.1%	2.5%	2.6%
March 2007	7.0	2.4	2.8	2.5
June 2007	5.8	6.5	2.7	2.2
September 2007	0.3	3.1	**2.8**	**2.1**
October 2007	1.2	2.2	**3.5**	**2.2**
November 2007	4.3	2.1	**4.3**	**2.3**
December 2007	3.0	1.6	**4.1**	**2.4**
January 2008	4.1	2.7	**4.3**	**2.5**
February 2008	2.9	3.6	**4.0**	**2.3**
March 2008	6.7	4.8	**4.0**	**2.4**
April 2008	7.1	5.6	**3.9**	**2.3**
May 2008	9.3	6.1	**4.2**	**2.3**
June 2008	9.9	8.4	**5.0**	**2.4**
July 2008	9.6	8.4	**5.6**	**2.5**
August 2008	4.5	7.0	**5.4**	**2.5**

Our conclusion regarding the U.S. economy is that, we now believe that real GDP growth turned negative in the third quarter and will remain negative through the first half of 2009. Third quarter real PCE likely declined, despite the residual positive impact of the tax rebates on consumer spending, and, in the fourth quarter, the absence of tax rebates will actually subtract from consumer spending growth. Also, amid a weakening global economic outlook, business investment is slowing, and exports are expected to slow. Residential investment will remain a drag on real GDP growth, but will be a smaller influence due to its diminished size. Details of our economic and financial market assumptions are shown in Exhibit I.

MONETARY POLICY AND FIXED INCOME STRATEGY: fed takes actions to provide liquidity

On September 24th, in testimony before the Joint Economic Committee of Congress, Federal Reserve Chairman Ben Bernanke discussed recent developments in financial markets and presented an update on the economic situation, including the actions that the Fed has taken to increase liquidity and stabilize the capital markets. Bernanke concluded that "stabilization of our financial system is an essential precondition for economic recovery" and urged Congress to address immediately the "grave threats to financial stability" that the U.S. faces by approving the Treasury Department's $700 billion financial rescue ("bailout") package.

Bernanke stated that "The downturn in the housing market has been a key factor underlying both the strained condition of financial markets and the slowdown of the broader economy." He continued, "...Falling home prices and rising mortgage delinquencies have led to major losses at many financial institutions" and "Among the firms under the greatest pressure were Fannie Mae and Freddie Mac, Lehman Brothers, and, more recently, American International Group (AIG)." Bernanke emphasized that "whenever possible, such difficulties should be addressed through private-sector arrangements" and "Government assistance should be given with the greatest reluctance and only when the stability of the financial system, and, consequently, the health of the broader economy, is at risk."

Regarding the U.S. economy, Bernanke said "economic activity appears to have decelerated broadly" and "real gross domestic product is likely to expand at a pace appreciably below its potential rate in the second half of this year and then to gradually pick up." However, given the extraordinary circumstances, both downside risks to the growth outlook and upside risks to inflation "remain a significant concern."

The Federal Reserve has taken an unprecedented number of actions to increase liquidity and stabilize markets. Notably, to address dollar funding pressures worldwide, the Fed announced a significant expansion of reciprocal currency arrangements with foreign central banks. It also implemented initiatives to assist money market mutual funds facing heavy redemptions and to increase liquidity in short-term credit markets.

The Fed continues to adapt these liquidity facilities. On September 29th, the swap authorization limits with foreign central banks were increased to a total of $620 billion, from $290 billion previously. On October 6th, the Fed announced it will double its auctions of cash to banks to as much as $900 billion and is considering further steps to unfreeze short-term lending markets as the credit crunch deepens. The Fed will also begin paying interest on bank reserves. On October 7th, the Federal Reserve announced the creation of the Commercial Paper Funding Facility (CPFF), a facility that will directly provide funding in the commercial paper market.

Additionally, on October 8th, the Federal Reserve, the European Central Bank (EBC) and five other central banks lowered short-term interest rates in an unprecedented coordinated effort to ease the economic effects of the global financial crisis. The Fed, ECB, Bank of England, Bank of Canada, Sweden's Riksbank, and the Swiss National Bank each cut their benchmark rates by half a percentage point, with the U.S. federal funds rate reduced to 1.5 percent from 2 percent.

Treasury yields declined during the quarter as deteriorating economic conditions combined with a seize-up in credit markets during late September. The combination of corporate bankruptcies, bailouts, and restructurings drove investors to seek quality and pushed even the shortest maturity Treasury securities lower in yield. In fact, certain short maturity Treasuries traded with negative yields! The 3-month maturity U.S. Treasury yield was 0.88 percent at quarter end, approximately 0.83 percent lower than where it began the quarter, while the 30-year U.S. Treasury ended the quarter at a yield of 4.31 percent, approximately 0.21 percent lower than where it began.

The Lehman Aggregate Bond Index declined -0.49 percent during the quarter, as virtually all non-government sectors experienced significant price declines. The U.S. Treasury sector was the best performing sector, with investors seeking alternatives to any and all forms of credit risk. The mortgage-backed sector was the next best performing sector, benefiting from the federal government's placing of agency mortgage companies Fannie Mae and Freddie Mac under conservatorship. This action significantly increased the government's explicit degree of support to the agencies and their debt, including mortgage securities. The asset-backed sector produced negative returns, as worsening trends in consumer credit caused delinquency and default rates within home equity and credit card securities to increase. The

corporate sector underperformed dramatically, as the lack of liquidity late in the quarter caused corporate obligations to decline in price. Obligations of financial institutions were particularly poor performers, declining in value by over -12 percent.

Total Returns To 09/30/08

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
Lehman Index Aggregate	-1.3%	-0.5%	0.6%	3.7%
Treasury	0.6	2.3	4.6	8.7
Agency	0.1	1.1	2.8	6.1
Corporate	-7.8	-7.8	-8.6	-6.8
CMBS	-4.5	-5.8	-8.1	-6.0
Asset-Backed	-2.6	-3.7	-6.3	-7.0
Mortgage Pass-Through	0.9	2.0	3.9	7.2
5-Year Treasury	0.9	2.7	5.1	9.9

At present, the economy appears to be headed into a recession and real GDP growth was probably negative in the third quarter. Economic contractions can be caused by a number of factors such as a spike in energy costs, a persistent loss of jobs, a weak housing market, or a general lack of confidence expressed as a credit crunch. While past recessions have generally had one or two of these issues to contend with, it appears that we now have a fair amount of each.

We expect housing to lead the economy out of the current recessionary period, as housing typically has the highest multiplier effect on the economy as a whole. Housing was the first area of the economy to experience weakness, and some signs have recently suggested that the housing market is approaching a bottom. We expect the housing market to begin to recover next spring, and we continue to focus on securities that will benefit from an intermediate-term housing market recovery while still providing attractive risk-adjusted returns within a recessionary environment. Exhibit J outlines our forecasts for U.S. Treasury interest rates, based on this outlook.

Municipals were not immune from the seize-up in credit markets in September, and yields rose sharply as investors sought the relative safety of Treasuries. The Bond Buyer 40-Bond Index yield increased 65 basis points last month to 5.97 percent and ended the quarter 80 basis points higher than at June 30th. Year to date, the Bond Buyer Index yield has risen 113 basis points and is now at its highest yield since June 2000, a period of stronger economic growth and tighter monetary conditions.

Supply pressures from unwinding interest rate swaps, deleveraging, mutual fund redemptions and asset allocation shifts, exacerbated by the exit of several institutional capital markets participants and traditionally little participation from global market players, culminated in an unprecedented liquidity crisis for municipals by quarter end. Coupon resets on weekly auction rate notes, which have again ballooned, reflect concerns over the strength of the financial institutions as liquidity providers. The constrained capital market access has stalled most of the new issuance calendar and has even led a few municipal issuers to request federal assistance to cover possible short-term liquidity needs. The deteriorating market conditions resulted in municipal relative yield comparisons to Treasuries quickly reaching extreme levels, as shown in Exhibit K, similar to the end of February when subprime issues

began to hit home with the monoline bond insurers, deleveraging, and the auction rate securities crisis. In addition, credit spreads, which had reached historically wide levels in August, as indicated in Exhibit L, widened even further as market conditions worsened in September.

With respect to the monoline bond insurers, the AAA ratings of Assured Guaranty and FSA were placed under negative review during the quarter and Berkshire Hathaway Assurance Corporation remains the only bond insurer with stable AAA ratings. In addition, Radian Asset Assurance was downgraded to BBB+ by Standard and Poor's. ACA was reorganized by the Maryland Insurance Administration and the restructured entity is in "run off" mode with assets projected to be sufficient to pay the anticipated claims on its remaining municipal obligations. An update of the monoline bond insurers' current ratings is shown in Exhibit M. The necessitated government bailout/rescue of AIG only further eroded confidence in the bond insurers as the quarter progressed.

Municipals posted their worst monthly returns in 20 years in September as yields rose across the curve, and longer duration and lower-rated bonds suffered the most. The impact of September's events contributed the bulk of the quarterly and year-to-date losses posted for municipal maturities longer than ten years and for credits rated A or less. For example, -8.0 percentage points of the -9.9 percent year-to-date return for the Lehman Long (22+ years) Municipal Index can be attributed to September. Intermediate maturities, which experienced the least amount of price weakness in September, were the only part of the municipal yield curve to generate positive returns both for the quarter and year to date. Among revenue bond sectors, the shorter duration resource recovery and leasing sectors performed the best, while the longer duration and lower-rated industrial revenue sector performed the worst. The underperformance of hospital and housing sectors during the quarter reflects their longer durations and heavy new issuance during the quarter as hospitals continued to unwind tender option bond programs, and the Housing and Economic Recovery Act, which was passed in early August, led to a flood of new housing bond issuance that is no longer subject to the alternative minimum tax.

Total Returns To 09/30/08

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
Municipal	-4.7%	-3.2%	-3.2%	-1.9%
5-Year Municipal	-2.1	0.7	1.8	3.7
Revenue	-5.6	-4.5	-4.7	-4.0
Electric	-5.7	-4.3	-3.1	-2.3
Hospital	-5.9	-5.4	-5.8	-6.1
Housing	-4.5	-5.0	-6.1	-6.1
IDR/PCR	-6.8	-7.0	-10.1	-10.6
Transportation	-5.6	-4.3	-4.3	-3.1
Education	-5.5	-4.1	-3.5	-1.6
Water/Sewer	-5.6	-4.1	-3.5	-1.6
Resource Recovery	-3.3	-2.2	-0.8	-0.0
Leasing	-4.6	-3.1	-2.1	-1.0
Special Tax	-5.6	-4.1	-3.3	-2.0
General Obligation	-4.2	-2.4	-1.4	0.2
Prerefunded	-1.8	0.6	2.0	4.1
Insured	-5.4	-4.0	-4.6	-3.3
Lehman Muni AAA	-3.5	-1.7	-1.7	-0.2
Lehman Muni AA	-5.0	-3.5	-2.9	-1.3
Lehman Muni A	-5.8	-4.6	-4.7	-4.0
Lehman Muni Baa	-6.0	-6.0	-7.8	-8.8

While market volatility is likely to continue in the near term as the U.S. government seeks to restore confidence in financial markets, we believe that municipals offer a compelling risk/reward profile, with relative yield valuations in extreme territory and credit spreads at historically wide levels. Municipals continue to demonstrate relative credit quality stability in this extreme market environment and we believe they should withstand a recession once the liquidity crisis passes. Our strategy remains focused on finding opportunities to increase portfolio yields in sectors and securities with stable longer term credit outlooks, while employing diversification as a key tenet to managing risk.

FISCAL POLICY: historic financial rescue plan passed

On October 3rd, the House passed and the President signed into law a $700 billion financial market rescue plan. It represented the largest intervention by the government in the U.S. economy in history. The bill, approved by the Senate with $149 billion in various unrelated tax breaks to garner House votes, established the Troubled Asset Relief Program (TARP), whereby the Treasury Department will have $700 billion to buy troubled assets from financial institutions reeling from the subprime mortgage debacle. The bill also temporarily raised federal deposit insurance limits to $250,000 from $100,000 and suspended mark-to-market accounting rules for valuing assets. This will probably not be the last intervention. Additional actions by the government may be required if the economy continues to worsen. These could include an additional stimulus package, perhaps via tax credits to individuals, and there is also pressure to extend the term of unemployment benefits. The Treasury is expected to move quickly to begin buying distressed assets from struggling financial institutions, but the impact may not be felt for several weeks. It will take time for rules to be set on what types of assets the Treasury will be allowed to buy, and the purchases will not have an immediate effect on the economy.

As shown in Exhibit N, the Treasury reported a budget deficit of $111.9 billion in August 2008, reflecting receipts of $157.0 billion (-5.7 percent) and outlays of $268.9 billion (-5.1 percent). This was better than the Congressional Budget Office's (CBO) deficit projection of $115 billion and compared favorably to the deficit of $117.0 billion in August 2007.

Year to date, with only September to be reported in the federal fiscal year, the deficit is running $483.4 billion. Receipts are down -1.4 percent this year, while outlays are up +7.0 percent. Receipts from individual income taxes have declined roughly -3 percent, primarily due to tax rebates. Individual income tax refunds have increased about $76 billion from a year ago, including $93 billion in rebates, roughly $62 billion of which has been classified as a reduction in revenues. The other roughly $32 billion of rebates has been classified as outlays because the rebates exceeded the taxes owed by individual tax payers.

Even with a projected surplus in September, the fiscal 2008 deficit will be dramatically higher than the $161.5 billion deficit recorded last year. CBO recently projected a fiscal 2008 deficit of $407 billion, while the Office of Management (OMB), in its Mid-Session Review in July, predicted a $389 billion deficit. Regarding fiscal 2009, CBO foresees an increase in the deficit to $438 billion, before taking into account the costs of the federal

takeover of Fannie Mae and Freddie Mac. OMB, in its July update, forecasted a fiscal 2009 shortfall of $482 billion.

EQUITY INVESTMENT STRATEGY: stocks remain attractive longer term

What began as a subprime lending debacle in the U.S. in the third quarter of 2007 has mushroomed into a global financial crisis and a global economic slowdown. The policy responses over the past 14 months by the U.S. government, particularly the Federal Reserve, have been unprecedented. The federal funds rate has been cut by 325 basis points to promote credit. The Fed has created and expanded a virtual alphabet soup of lending facilities to provide liquidity (e.g., TAF, TSLF, PDCF, CPFF) and has led the way to coordinated central bank actions. There has been fiscal stimulus in the way of tax rebates and bonus depreciation through the Economic Stimulus Act of 2008. Additionally, the government has provided support for the housing sector, financial markets and institutions (e.g., Housing and Economic Recovery Act of 2008; Fed intervention on Bear Stearns and AIG; $700 billion TARP).

The U.S. economy has slowed dramatically, and has probably entered a recession, but policies are in place for an eventual economic turnaround. This contrasts with the rest of the world, which has just begun to enter the slowdown phase of their economic cycles and where central banks are only now beginning to implement policies to address their slowing economies and the financial crisis. In addition, the global slowdown has helped push crude oil and other commodity prices lower, which will ease inflationary pressures in the U.S. As a result, the U.S. economy and capital markets are attractive to investors relative to the rest of the world.

Sit Investment Associates' domestic equity investment strategies incorporate this outlook. In the near term, we continue to expect an elongated economic recovery, leading us to maintain maximum-allowable cash levels in client portfolios. However, we remain sanguine on U.S. equities, particularly stocks exposed to the U.S. economy and the government's stimulative policies, for several reasons.

First, the U.S. stock market is oversold. Exhibit O shows that the percentage of stocks trading above their 10-week average is the lowest since late 2002. The recent high level of market volatility is also bullish for U.S. equities as such peaks often indicate market bottoms (see Exhibit P). Finally, major equity indices are generally at the bottom of their historical ranges in terms of 6-month price momentum. (see Exhibit Q).

Second, stocks remain attractive relative to bonds, as measured by Treasuries, with the spread between the S&P 500 earnings yield and the 10-year Treasury yield over 2 percentage points (see Exhibit R).

Third, despite slowing economic and corporate profit growth, second quarter company earnings in Sit Investment Associates' portfolios were actually quite solid, as shown in Exhibit S. In addition, there were a high percentage of positive earnings surprises, with the proportion in SIA-managed portfolios even higher. Earnings revision trends have been negative and are likely to remain so for the remainder of the year, but, as 2009

approaches and comparables become easier, we anticipate positive earnings revisions.

Finally, regarding sector and stock selection, we favor well-diversified portfolios, with an emphasis on high quality, more defensive, unit growth companies, which offer growth at a reasonable price. We continue to maintain strong interest in the traditional growth sectors of healthcare and technology (i.e., health technology, electronic technology, technology services) as well as the consumer non-durables group.

We are reducing sector weights slightly in the producer manufacturing, energy and process industries sectors. Capital spending has slowed and commodity prices, including energy prices, have plunged due to the global economic slowdown. Within capital goods, we continue to favor defense-related stocks. Also, we continue to like energy (i.e., energy minerals, industrial services) and process industries groups longer term due to favorable secular supply/demand dynamics.

Given the U.S. financial crisis and consumer slowdown, we remain cautious on the finance and consumer durables sectors, but anticipate increasing portfolio weights when market opportunities warrant.

Due to slowing international economic growth and a strengthening U.S. dollar, we are focusing on stocks with more domestic exposure. Exhibits T and U show the markets' preference for domestic over internationally focused stocks, which we expect to continue. The earnings growth and valuation metrics of Sit Investment Associates' principal domestic equity portfolios are shown in Exhibit V.

Exhibit A

■ Sit Investment Associates ■

DJIA Plunged Record 778 Points After House Rejected Treasury's Financial Bailout Plan on September 29, 2008


Down 777.68 points The tale of the Dow's largest point loss on record
Citi announces takeover of Wachovia before trading begins
Central banks announce steps to aid credit markets
House members begin to vote
Voting closes at 1:43 p.m. with 'nays' in the lead
Asian markets open sharply lower after the New York exchanges close
Dow dropped to 10365 after 4 p.m. as traders sorted out last-minute crush of selling
11200
11000
10800
10600
10400
10200
10 a.m.
11 a.m.
Noon
1 p.m.
1:43
2 p.m.
3 p.m.
4 p.m.
Note: Dow Jones Industrial Average in one-minute intervals

Source: The Wall Street Journal, September 30, 2008

G:\Support\Exhibits\E-09/08

Exhibit B

■ Sit Investment Associates ■

Securities Markets

EQUITIES	09/30/08	08/31/08	06/30/08	12/31/07	12/31/06	One Month	Three Months	Nine Months	21 Months
Dow Jones Industrials	10850.66	11543.55	11350.01	13264.82	12463.15	-6.0%	-4.4%	-18.2%	-12.9%
S&P 500	1164.74	1282.83	1280.00	1468.36	1418.30	-9.2	-9.0	-20.7	-17.9
NASDAQ OTC Composite	2082.33	2367.52	2292.98	2652.28	2415.29	-12.0	-9.2	-21.5	-13.8
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	1.96	2.37	2.62	3.06	4.81	-41 b.p.	-66 b.p.	-110 b.p.	-285 b.p.
5-Year Notes	2.98	3.09	3.33	3.44	4.69	-11	-35	-46	-171
10-Year Notes	3.82	3.81	3.97	4.03	4.69	+1	-15	-21	-87
30-Year Bonds	4.31	4.42	4.52	4.45	4.80	-11	-21	-14	-49
AA INDUSTRIAL									
Intermediate Maturity	6.47	5.61	5.52	5.43	5.37	+86	+95	+104	+110
Long Maturity	7.31	6.27	6.17	6.20	5.76	+104	+114	+111	+155
MORTGAGES									
Current Coupon GNMA (5.50%)	5.50	5.62	5.57	5.40	5.63	-12	-7	+10	-13
MUNICIPALS									
Bond Buyer 40-Bond Index	5.97	5.32	5.17	4.84	4.61	+65	+80	+113	+136
SHORT TERM									
Fed Funds	1.32	1.96	2.06	3.93	5.21	-64	-74	-261	-389
Primary Discount Rate *	2.25	2.25	2.25	4.75	6.25	--	--	-250	-400
Prime Rate	5.00	5.00	5.00	7.25	8.25	--	--	-225	-325
13-week Treas. Bills-Disc.	0.88	1.69	1.71	3.17	4.89	-81	-83	-229	-401

* Primary Credit Discount Rate; effective 1/9/03.

E-09/08 033108
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G:\Support\Exhibits\E-09/08

Exhibit C

■ Sit Investment Associates ■

Market Performance – Total Returns

	December 31, 2006 to December 31, 2007			December 31, 2007 to September 30, 2008			August 31, 2008 to September 30, 2008		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS									
Quintile 1 (Highest)	20.9	20.6	10.5	-26.1	-28.0	-20.5	-16.8	-17.6	-13.2
Quintile 2	2.4	9.1	5.6	-18.3	-20.0	-14.5	-10.0	-13.6	-10.5
Quintile 3	1.1	6.4	-2.1	-21.7	-19.6	-6.2	-10.2	-12.3	-8.1
Quintile 4	1.0	-3.8	-8.0	-18.7	-13.6	-8.1	-5.4	-8.5	-7.6
Quintile 5 (Lowest)	5.6	-3.6	-11.1	-9.1	-14.2	-4.0	-1.4	-5.7	-0.5
BETA SECTORS									
Quintile 1 (Highest)	2.2	15.3	3.5	-30.9	-27.6	-14.0	-10.2	-15.6	-10.0
Quintile 2	11.7	10.6	2.6	-26.8	-19.0	-10.3	-13.4	-12.7	-7.8
Quintile 3	4.9	0.5	-1.8	-20.0	-19.2	-10.5	-12.3	-12.7	-8.0
Quintile 4	4.4	2.5	-5.3	-12.5	-16.0	-5.5	-7.1	-9.8	-6.3
Quintile 5 (Lowest)	4.7	0.5	-7.6	-12.7	-15.4	-12.7	-5.3	-9.6	-8.1
P/E SECTORS									
Quintile 1 (Highest)	11.6	8.7	6.8	-29.3	-25.2	-14.9	-14.0	-13.9	-8.1
Quintile 2	5.6	9.8	5.6	-10.1	-12.4	-15.4	-4.8	-7.4	-9.2
Quintile 3	14.0	7.9	-0.4	-16.5	-16.8	-3.6	-7.0	-10.9	-5.9
Quintile 4	8.8	1.7	-8.4	-18.0	-17.2	-3.7	-7.5	-12.2	-5.8
Quintile 5 (Lowest)	-6.9	0.6	-10.5	-20.0	-23.0	-9.7	-10.8	-16.5	-8.8
No Earnings	-9.1	-9.5	-6.1	-55.3	-29.2	-18.3	-17.0	-10.7	-11.1
DIVIDEND YIELD SECTORS									
Quintile 1 (Highest)	-5.1	-5.0	-16.7	-17.8	-12.8	-8.1	-0.6	-0.9	0.7
Quintile 2	8.8	-0.6	-11.9	-14.5	-7.7	1.7	-9.0	-8.6	2.7
Quintile 3	13.2	9.6	-4.4	-14.9	-23.9	-6.1	-6.6	-7.1	-2.9
Quintile 4	3.8	11.2	1.0	-20.1	-20.5	-6.7	-9.0	-14.1	-5.2
Quintile 5 (Lowest)	10.3	10.4	3.6	-24.3	-17.4	0.4	-14.0	-18.7	-11.1
UNIVERSE	5.6	5.6	-1.6	-19.1	-19.2	-10.4	-8.8	-12.0	-7.9

Source: FactSet Research Systems, September 2008

Exhibit D

■ Sit Investment Associates ■

Changes in Group Leadership
Russell 3000

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2006 Return	Year 2006 Rank	Year 2007 Return	Year 2007 Rank	Year-to-Date Return	Year-to-Date Rank	September 2008 Return	September 2008 Rank
NON-ENERGY MINERALS	1.7	26.8 *	2	25.6 *	3	-31.6	18	-24.5	18
PRODUCER MANUFACTURING	8.6	16.6 *	9	16.9 *	7	-25.4	15	-13.5	13
ELECTRONIC TECHNOLOGY	9.8	8.6	15	14.4 *	9	-23.6	13	-15.3	16
CONSUMER DURABLES	1.3	4.9	17	-15.4	17	-19.3	8	-5.9 *	4
ENERGY MINERALS	**9.4**	**24.0 ***	**4**	**32.7 ***	**2**	**-16.4 ***	**5**	**-11.0**	**11**
PROCESS INDUSTRIES	3.3	18.3 *	7	25.5 *	4	-18.4 *	6	-15.1	15
HEALTH TECHNOLOGY	**10.4**	**9.4**	**13**	**5.9 ***	**12**	**-6.7 ***	**4**	**-5.7 ***	**3**
CONSUMER NON-DURABLES	**7.6**	**17.8 ***	**8**	**13.8 ***	**10**	**-3.8 ***	**2**	**-0.5 ***	**1**
INDUSTRIAL SERVICES	4.0	11.6	11	36.5 *	1	-20.9	11	-21.0	17
COMMERCIAL SERVICES	1.5	14.8	10	-12.0	16	-18.6 *	7	-9.8	8
TECHNOLOGY SERVICES	6.2	10.9	12	18.0 *	5	-22.3	12	-9.4	7
HEALTH SERVICES	2.2	-0.6	18	15.7 *	8	-28.2	16	-9.0 *	6
CONSUMER SERVICES	4.3	24.7 *	3	-6.9	14	-20.8	10	-10.5	10
RETAIL TRADE	**4.9**	**6.5**	**16**	**-8.4**	**15**	**-6.1 ***	**3**	**-6.1 ***	**5**
TRANSPORTATION	**2.1**	**9.2**	**14**	**-1.1**	**13**	**-0.2 ***	**1**	**-10.1**	**9**
UTILITIES	4.5	21.6 *	5	17.1 *	6	-20.3	9	-12.2	12
FINANCE	15.3	19.7 *	6	-17.5	18	-24.4	14	-3.2 *	2
COMMUNICATIONS	2.9	36.4 *	1	9.6 *	11	-29.8	17	-13.5	14
UNIVERSE (RUSSELL 3000)	100.0	15.7		5.2		-18.8		-9.4	
Groups Outperforming (cap weighted) to Total Groups		9/18		12/18		7/18		6/18	

* Group Outperformed

Source: FactSet Research Systems

G:\Support\Exhibits\E-09/08

Exhibit E

■ Sit Investment Associates ■

World Equity Market Rankings

The United States Ranked 2nd Out of 33 World Equity Markets
Year-to-Date Through September 30, 2008

PERFORMANCE IN U.S. DOLLARS				
Country	DJ Global, Indexes, US$ on 9/30/2008	Change from 12/31/2007 points	Change from 12/31/2007 percent	9/30/2008 Country Rank
Australia	323.66	-176.44	-35.28%	19
Austria	264.95	-204.51	-43.56%	29
Belgium	301.74	-147.74	-32.87%	15
Brazil	1254.60	-571.75	-31.31%	12
Canada	420.75	-120.96	-22.33%	4
Chile	372.32	-111.68	-23.07%	6
Denmark	433.08	-174.44	-28.71%	7
Finland	927.83	-763.87	-45.15%	32
France	282.66	-124.28	-30.54%	8
Germany	265.68	-132.51	-33.28%	16
Greece	214.62	-166.88	-43.74%	30
Hong Kong	301.92	-244.57	-44.75%	31
Indonesia	112.95	-66.48	-37.05%	21
Ireland	253.43	-278.62	-52.37%	33
Italy	178.80	-107.40	-37.53%	22
Japan	84.00	-24.94	-22.89%	5
Malaysia	151.25	-78.46	-34.16%	18
Mexico	485.21	-70.61	-12.70%	1
Netherlands	271.94	-176.98	-39.42%	25
New Zealand	162.25	-99.65	-38.05%	24
Norway	297.62	-223.69	-42.91%	28
Philippines	135.81	-83.11	-37.96%	23
Portugal	200.18	-138.13	-40.83%	27
Singapore	211.52	-107.45	-33.69%	17
South Africa	248.18	-111.28	-30.96%	10
South Korea	192.46	-129.67	-40.25%	26
Spain	343.60	-153.41	-30.87%	9
Sweden	339.31	-187.37	-35.58%	20
Switzerland	481.22	-125.03	-20.62%	3
Taiwan	112.39	-53.54	-32.27%	14
Thailand	77.68	-35.24	-31.21%	11
United Kingdom	196.81	-93.30	-32.16%	13
United States	285.90	-71.58	-20.02%	2 ←
COMPOSITE INDICES				
Latin America	589.03	-215.35	-26.77%	
Western Europe	259.66	-126.08	-32.69%	
Asia/Pacific	110.55	-47.55	-30.08%	
World (ex U.S.)	188.17	-83.67	-30.78%	

Source: FactSet Research Systems, September 30, 2008

Exhibit F

■ Sit Investment Associates ■


Nominal Major Currencies Dollar Index
September 30, 2008
150
140
130
120
110
100
90
80
70
60
Strong $
Weak $
73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08
75.51

Country or Region Weights (6/17/08): Euro Area: 34.3% Canada: 31.1% Japan: 18.4% U.K.: 9.0% Switzerland: 2.8% Australia: 2.4% Sweden: 2.0%

Currency Appreciation (Y-T-D through 9/30/08): Euro Area: -3.6% Canada: -6.8% Japan: 5.4% U.K.: -10.3% Switzerland: 1.3% Australia: -9.9% Sweden: -7.0%

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro area, Canada, Japan, The U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages, while the currency appreciations in the table are based on month-end data.

Source: Federal Reserve Board and Sit Investment Associates, Inc.

Exhibit G

■ Sit Investment Associates ■

Year-Over-Year Changes in Real GDP Components[1]

2Q05 – 2Q08 Revised July 31, 2008

	2nd Qtr. 2005	3rd Qtr. 2005	4th Qtr. 2005	1st Qtr. 2006	2nd Qtr. 2006	3rd Qtr. 2006	4th Qtr. 2006	1st Qtr. 2007	2nd Qtr. 2005	3rd Qtr. 2007	4th Qtr. 2007	1st Qtr. 2008	2nd Qtr. 2008
Personal Consumption Expend.	3.3%	3.3%	2.6%	3.2%	3.0%	2.7%	3.2%	3.1%	2.9%	2.9%	2.2%	1.5%	1.3%
Non-Residential Fixed Invest.	8.1	6.6	4.9	7.9	7.9	7.7	6.5	3.5	4.4	5.3	6.4	6.2	4.2
Residential Investment	6.1	6.0	5.4	2.5	-4.3	-10.8	-15.5	-18.5	-17.3	-17.0	-19.0	-21.3	-21.7
Inventory Change [2]	--	--	-	--	++	++	--	--	--	--	--	++	--
Net Exports [3]	-1.7	-0.1	-0.9	-1.9	-3.0	-3.2	8.4	2.7	7.8	17.9	17.1	25.3	33.2
Exports	7.5	6.8	7.0	9.0	8.2	9.0	10.1	6.1	7.0	11.7	8.9	10.1	11.0
Imports	5.5	4.5	4.8	6.6	6.5	7.1	3.8	3.2	2.2	2.2	1.1	-1.0	-1.9
Government Spending	0.1	0.6	0.6	1.6	1.7	1.3	2.1	1.4	2.0	2.6	2.4	2.6	2.6
TOTAL REAL GDP	2.9%	3.0%	2.7%	3.1%	3.2%	2.4%	2.4%	1.3%	1.8%	2.8%	2.3%	2.5%	2.1% ←
Memo													
Total GDP Less Housing and Autos	2.7	2.8	3.1	3.4	4.0	3.6	3.4	2.3	2.8	3.9	3.4	3.9	3.6 ←
Pers. Cons. Exp. Plus Res. Invs.	3.5	3.5	2.8	3.2	2.5	1.7	1.9	1.6	1.6	1.6	0.9	0.2	0.1
After-tax Corporate Profits	34.5	28.2	34.6	13.9	18.8	25.5	8.4	2.2	1.5	0.2	5.0	-3.0	-7.1

Notes:

(1) Figures use chain-weighted GDP methodology.

(2) Percentage changes are not always meaningful; + or – denotes direction of change

(3) A decrease in the trade deficit has a positive impact on economic growth.

Source: Bureau of Economic Analysis, U.S. Department of Commerce, September 26, 2008

Exhibit H

■ Sit Investment Associates ■

Broad-Based Inflation Measures Impacted by Energy


Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
All: +5.4
Core: +2.5
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08


Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
All: +9.6%
Core: +3.6%
20
18
16
14
12
10
8
6
4
2
0
-2
-4
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Source: Bureau of Labor Statistics and Bloomberg, September 2008

Exhibit I

■ Sit Investment Associates ■

Economic Assumptions

	2007				2008				2009E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	0.1	4.8	4.8	-0.2	0.9	2.8	-0.5	-1.5	-1.0	-0.5	0.5	1.5
S&P 500 Reported Profits (Year-over-Year)	8.3	8.8	-29.4	-61.4	-27.1	-39.8	6.5	87.7	0.3	11.2	-4.5	-9.9
Consumer Price Index (Year-over-Year)	2.4	2.7	2.4	4.0	4.1	4.4	5.4	5.1	4.5	2.9	2.2	2.4
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	4.5	4.5	4.6	4.8	4.9	5.3	6.0	6.2	6.3	6.4	6.4	6.2
Prime Rate	8.3	8.3	8.2	7.5	6.2	5.1	5.0	5.0	5.0	5.0	5.0	5.0
13-week Treasury Bills-Disc.	5.0	4.8	4.4	3.4	2.1	1.6	1.5	0.9	1.2	1.5	1.8	2.0
10-year Treasury Bonds-Yield	4.7	4.8	4.7	4.3	3.7	3.9	3.8	3.9	4.0	4.2	4.5	4.7

Source: Sit Investment Associates, Inc., October 3, 2008

Exhibit J

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From September 30, 2008

		TIME HORIZON					
		6 Months		1 Year		3 Yrs (Ann. Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	3.50%	-2.0%	3.75%	-1.4%	5.00%	0.1%
Present YTM 1.96%	Most Likely	2.50	-0.1	3.25	-0.5	4.50	0.4
	Optimistic	2.00	0.9	2.50	0.9	3.00	1.3
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	4.25	-4.2	4.75	-4.8	5.50	-0.5
Present 2.98%	Most Likely	3.25	0.3	4.00	-1.6	4.75	0.5
	Optimistic	2.50	3.7	3.00	2.9	3.50	2.3
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	4.75	-5.4	5.25	-7.2	6.00	-1.4
Present 3.82%	Most Likely	4.12	-0.5	4.62	-2.5	5.25	0.3
	Optimistic	3.50	4.6	3.75	4.4	4.00	3.4
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	5.50	-15.2	5.75	-16.1	6.50	-5.3
Present YTM 4.31%	Most Likely	4.75	-4.8	5.25	-9.8	5.50	-1.3
	Optimistic	4.25	3.2	4.50	1.2	4.50	3.4

E-09/08
pp-101.doc

Source: Sit Investment Associates, Inc.

G:\Support\Exhibits\E-09/08

Exhibit K

■ Sit Investment Associates ■

<u>Municipal Relative Yields to Treasuries</u>

January 1996-October 2008

Five-Year Municipal Yields as a Percentage of Five-Year Treasury Yields


130%
120%
110%
100%
90%
80%
70%
60%

Ten-Year Municipal Yields as a Percentage of Ten-Year Treasury Yields


110%
100%
90%
80%
70%
60%

30-Year Municipal Yields as a Percentage of 30-Year Treasury Yields


120%
110%
100%
90%
80%
70%

Source: Yield Book, Thomson Financial/MMD and Citi, October 3, 2008

G:\Support\Exhibits\E-09/08

Exhibit L

■ Sit Investment Associates ■

Historical Municipal Credit Spreads

Spread of 10-Year Baa and A Rated Bonds to Aaa Yields



Spread in Basis Points
130
120
110
100
90
80
70
60
50
40
30
20
Source: LehmanLive.com
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Key	Axis	Name	Last	Minimum		Maximum		Mean	SD	SD Change
—	Left	Spread of 10-Year A to AAA Rated Scale	60.000	17.000	07/25/2001	60.000	09/03/2008	34.414	9.784	0.976
- - -	Left	Spread of 10-Year BAA to AAA Rated Scale	132.000	32.000	05/17/2007	132.000	09/04/2008	72.972	23.655	1.590

Source: Lehman Brothers, September 5, 2008

Exhibit M

■ Sit Investment Associates ■

Bond Insurer Ratings

Current Bond Insurer Ratings and their Percentage Weightings in the Lehman Municipal Index

September 30, 2008

	Moody's Rating	S&P Rating	Fitch Rating
ACA (0.0%)	NR	CCC Developing	NR
Ambac (10.9%) & Connie Lee (0.0%)	Aa3 Negative	AA Negative	NR Withdrawn 6/26/08
Assured Guaranty (0.6%)	AAA Downgrade Under Review	AAA Stable	AAA Stable
Berkshire Hathaway Assurance (BHAC) (0.0%)	Aaa Stable	AAA Stable	NR
CIFG (0.3%)	Ba2 Developing/Under Review	B Developing	CCC Evolving
FGIC (10.3%)	B1 Negative	BB Negative	CCC Evolving
FSA (13.1%)	Aaa Downgrade Under Review	AAA Negative	AAA Stable
MBIA (14.4%)	A2 Negative	AA Negative	NR Withdrawn 6/26/08
Radian Asset Assurance (0.1%)	A3 Negative	BBB+ Negative	NR Withdrawn 5/2/08
XLCA (Syncora) (0.8%)	B2 Upgrade Under Review	BBB- Negative	CCC Evolving

Prior to the series of downgrades, Ambac/Connie Lee, CIFG, FGIC, MBIA, XLCA were formerly rated Aaa/AAA/AAA; Radian was rated Aa3/AA, and ACA was rated A (S&P). Percentage weightings are as of 6/30/08

Source: Lehman Brothers, Moody's Investors Service, Standard & Poor's Corporation, FitchRatings

Exhibit N

■ Sit Investment Associates ■

2008 Federal Budget Deficit Trends Compared to 2007

	Receipts			Outlays			Surplus/Deficit		
	FY2007	FY2008	Diff	FY2007	FY2008	Diff	FY2007	FY2008	Diff
October	$167.7	$178.2	$10.5	$217.0	$233.7	$16.7	$(49.3)	$(55.6)	$(6.2)
November	145.9	151.1	5.2	218.9	249.3	30.4	(73.0)	(98.2)	(25.2)
December	260.0	277.0	17.0	218.0	228.7	10.7	42.0	48.3	6.3
January	260.6	255.2	(5.4)	222.4	237.4	15.0	38.2	17.8	(20.4)
February	120.3	105.7	(14.6)	240.3	281.3	41.0	(120.0)	(175.6)	(55.6)
March	166.5	178.8	12.3	262.8	227.0	(35.7)	(96.3)	(48.2)	48.1
April	383.6	403.8	20.1	206.0	244.5	38.5	177.7	159.3	(18.4)
May	164.2	124.3	(39.9)	231.9	290.2	58.3	(67.7)	(165.9)	(98.2)
June	276.5	259.9	(16.6)	249.0	209.2	(39.8)	27.5	50.7	23.2
July	170.4	160.5	(9.9)	206.9	263.3	56.4	(36.4)	(102.8)	(66.4)
August	166.5	157.0	(9.5)	283.5	268.9	(14.6)	(117.0)	(111.9)	5.1
September	285.4			173.8			111.6		
FY To Date (11 Months)	$2,282.3	$2,251.4	$(30.9)	$2,556.7	2734.8	$178.1	($274.4)	($483.4)	($209.0)

Source: Treasury Bulletin and ISI Group, September 11, 2008

G:\Support\Exhibits\E-09/08

Exhibit O

■ Sit Investment Associates ■

Lowest Percentage of Stocks Above Their 10-week Average Since Late 2002



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Overbought
Oversold
% of S&P 500 Stocks Above Their 10-Wk Moving Average
4.0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Source: International Strategy & Investment, October 2008

G:\Support\Exhibits\E-09/08

Exhibit P

■ Sit Investment Associates ■

Biggest Volatility Spike Since 1987
High Volatility Frequently Signals Market Bottoms



VXO (Implied Volatility on S&P 100) Deviation from 20DMATrend
Wow!
S&P 500 Price Index
30
25
20
15
10
5
0
-5
1500
1400
1300
1200
1100
1000
2004
2005
2006
2007
2008
2009

Source: International Strategy & Investment, October 2008

G:\Support\Exhibits\E-09/08

Exhibit Q

■ Sit Investment Associates ■

Large, Medium, and Small Cap 6-Month Price Momentum

Data through September 30, 2008


S&P 500 6-Month Price Momentum
Jul.: -8.1% Aug: -3.6% Sep: -11.9%
% Change
30
20
10
0
-10
-20
-30
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08


Russell Midcap 6-Month Price Momentum
Jul.: -4.4% Aug: -0.4% Sep: -11.3%
% Change
40
30
20
10
0
-10
-20
-30
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08


Russell 2000 6-Month Price Momentum
Jul.: 0.2% Aug: 7.8% Sep: -1.2%
% Change
55
40
25
10
-5
-20
-35
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08


NASDAQ OTC 6-Month Price Momentum
Jul.: -2.7% Aug: 4.2% Sep: -8.6%
% Change
80
60
40
20
0
-20
-40
-60
85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08

Source: FactSet Research Systems and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-09/08

Exhibit R

■ Sit Investment Associates ■

S&P 500 Index Earnings Yield vs. 10 Year Treasury Note Yield


Data through September 30, 2008
S&P Earnings Yield →
← 10 Year Treas. Yield
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
16%
14%
12%
10%
8%
6%
4%
2%
62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
Note: Operating EPS used to calculate P/E after 12/84

Source: Standard & Poor's, Sanford Bernstein and Sit Investment Associates, Inc.

Exhibit S

■ Sit Investment Associates ■

Earnings Trends

Second Quarter 2008

Data Through 10/1/08; Approximately 100% of S&P 500 Companies Had Reported



Earnings Surprises- S&P 500 *
Negative
22%
Positive
44%
In-Line
34%

Median Year-Over-Year EPS Growth= +10.2%



Earnings Surprises- SIA Large Cap *
Negative
17%
Positive
47%
In-Line
36%

Median Year-Over-Year EPS Growth= +13.8%



Earnings Surprises- S&P Midcap *
Negative
20%
Positive
44%
In-Line
36%

Median Year-Over-Year EPS Growth= +7.7%



Earnings Surprises- SIA Mid Cap *
Negative
13%
Positive
51%
In-Line
36%

Median Year-Over-Year EPS Growth= +19.7%



Earnings Surprises- Russell 2000 *
Negative
29%
Positive
39%
In-Line
32%

Median Year-Over-Year EPS Growth= +3.1%



Earnings Surprises- SIA Small Cap *
Negative
14%
Positive
54%
In-Line
32%

Median Year-Over-Year EPS Growth= +18.8%

* Earnings surprises defined as earnings reports more than one standard deviation from consensus mean estimate two months prior to company report date (to reflect pre-announcements)

Source: FactSet Research Systems, October 1, 2008

Exhibit T

■ Sit Investment Associates ■

S&P 500 Performance Likely To Remain Polarized
Between Domestic and International Components


10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
Absolute Price Index
Domestically
focused
-16.0
Int'l focused
-31.5
So, What Matters More ... Financial Crisis
Or Global Slowdown?
Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09
High Foreign Sales Companies within the S&P 1500
Low Foreign Sales Companies within the S&P 1500

Source: International Strategy & Investment, October 2008

G:\Support\Exhibits\E-09/08

Exhibit U

■ Sit Investment Associates ■

Outperformance of Domestic Over Internationally Focused S&P Stocks Likely To Continue



Excess Performance: Low vs. High Foreign Sales (S&P 1500)
17.5% outperformance 2008 year-to-date!
Domestically focused equities began to outperform at the beginning of 3Q.
Excess Price Performance
Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08
0 2 4 6 8 10 12 14 16 18 20
0.95 1.00 1.05 1.10 1.15 1.20 1.25

	Market Segment	3rd Quarter Absolute Performance
Domestically Focused	Regional Banks	+ 34.5%
	ISI Real Rate Portfolio	+ 7.5%
	ISI Yield Curve Portfolio	+ 33.2%
Internationally Focused	S&P 500 Energy	- 18.9
	S&P 500 Materials	- 22.9
	S&P 500 Industrials	- 22.4

Source: International Strategy & Investment, October 2008

G:\Support\Exhibits\E-09/08

Exhibit V

■ Sit Investment Associates ■

Equity Characteristics
September 30, 2008

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2008 Projected Gain	+18.5%	+31.9%	+30.5%	+12.4%	+21.0%	-10.0%	-17.0%
2009 Projected Gain	+14.5%	+18.2%	+21.0%	+11.5%	+15.8%	-1.1%	+0.0%
5-Year Projected Growth	+14.5%	+16.2%	+15.9%	+11.2%	+13.9%	+8.0%	+8.0%
Dividend Yield							
Equities Only	+1.6%	+0.7%	+0.5%	+3.2%	+1.5%	+2.5%	+2.5%
Total Fund	+1.6%	+0.7%	+0.6%	+3.2%	+1.5%	+2.5%	+2.5%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+16.1%	+16.9%	+16.4%	+14.4%	+15.4%	+10.5%	+10.5%
Wtd Avg Price/Earnings Ratio [2]							
2008 Calendar P/E	17.1x	19.3x	21.9x	14.3x	16.9x	19.6x	17.0x
2009 Calendar P/E	14.2x	15.9x	16.6x	11.9x	14.4x	19.8x	17.0x
Median Price/Earnings Ratio [2]							
2008 Calendar P/E	14.5x	15.7x	16.1x	13.5x	14.6x	N/A	14.7x
2009 Calendar P/E	12.6x	13.3x	13.5x	11.9x	12.7x	N/A	13.0x
Average P/E-to-5-Year Earnings Growth Ratio							
2008 Calendar PEG	1.2x	1.2x	1.4x	1.3x	1.2x	2.4x	2.1x
2009 Calendar PEG	1.0x	1.0x	1.0x	1.1x	1.0x	2.5x	2.1x
Wtd Avg Mkt Cap ($ Million)	$68,058	$11,630	$2,963	$63,029	$64,730	$86,391	$86,391

Footnotes:
(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - top down basis

Source: First Call, I/B/E/S, Russell Investment Group and Sit Investment Associates